Texas New York Washington, DC Connecticut Dubai Kazakhstan London	William S. Anderson Partner 713.221.1122 Office 713.437.5370 Fax will.anderson@bgllp.com Bracewell & Giuliani LLP 711 Louisiana Street Suite 2300 Houston, Texas 77002-2770

November 21, 2007

By E-mail and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Celeste M. Murphy

Re:	Luby’s Inc.

Preliminary Proxy Statement filed November 13, 2007

File No. 001-08308

Ladies and Gentlemen:

On behalf of Luby’s, Inc. (the “Company”), we are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated November 20, 2007, regarding the Company’s preliminary proxy statement (the “Proxy Statement”) filed on November 13, 2007 relating to the Company’s Annual Meeting of Shareholders to be held on January 15, 2008 (the “Annual Meeting”) and our letter dated November 16, 2007 responding to the Staff’s comment letter dated November 15, 2007. For your convenience, our responses are prefaced by the exact text of the Staff’s corresponding comment in bold text.

We respectfully request that the Staff review the Proxy Statement and our responses at it earliest convenience. Please advise us of any further comments as soon as possible.

Schedule 14A

1.	We note your response that you relied on Rule 14a-13(a)(3)(iii) to comply with advance notice requirements in setting the record date of November 16, 2007 for the annual meeting. Rule 14a-13(a)(3) directs registrants to make the inquiry required by paragraph (a)(1) of the section at least 20 business days prior to the record date of the meeting of security holders. Rule 14a-13(a)(3)(iii) is available, allowing the registrant to make the inquiry at such later time as the rules of a national securities exchange on which the class of securities in question is listed may permit “for good cause shown.” Please provide us with your analysis and support for your reliance on Rule 14a-13(a)(3)(iii).

Securities and Exchange Commission

November 21, 2007

Response: The purpose of Rule 14a-13(a)(3) is to ensure that nominee holders such as brokers, dealers, voting trustees, banks, associations and other entities that exercise fiduciary powers in nominee names or otherwise are provided sufficient notice to permit the timely distribution of proxy or other meeting materials to all beneficial owners of shares held through such nominee holders. On November 6, 2007, MacKenzie Partners, Inc., a proxy solicitation agent acting on behalf of the Company, sent the notice and inquiry required by Rule 14a-13(a)(3) in compliance with Section 402.5 of the Listed Company Manual (the “Manual”) of the New York Stock Exchange (“NYSE”), which requires such notice and inquiry to be provided at least 10 days in advance of the record date. The Company believes that reliance on the shortened notice period permitted under NYSE rules was necessary in order to obtain the requisite beneficial owner information and distribute the Company’s proxy materials as far in advance of the Annual Meeting as possible so that shareholders will be provided an adequate opportunity to review the proposals contained therein, taking into account the impact of the holiday schedule on mailing logistics and the ability of shareholders to respond to such materials. The Company believes that providing such an opportunity is particularly important in light of the recent announcement by Ramius Capital Group, L.L.C. and certain of its affiliates of their intention to solicit proxies in support of their own slate of nominees for the Company’s Board of Directors.

The Company believes that the current centralized, electronic maintenance of shareholder records translates into a decreased need for a lengthy notice and inquiry period, which may have been more appropriate when the rule was first promulgated. Although the Company’s notice and inquiry under Rule 14a-13(a)(3) was sent fewer than 20 business days prior to the record date, the Company has confirmed that 100% of the nominee holders were notified of the record date and the Annual Meeting date. In addition, on November 6, 2007, the Company delivered a Notification of Record and Stockholders’ Meeting Dates to the NYSE relating to the Annual Meeting, as required by Section 401.02 of the Manual. Pursuant to Section 402.03 of the Manual, this notice was published in the NYSE’s Weekly Bulletin. Accordingly, the Company believes that it has provided adequate notice of its record date and Annual Meeting date to its shareholders. Moreover, the Company is fully committed to providing sufficient copies of its Annual Report and proxy solicitation materials to the nominee holders for distribution to all beneficial owners whose shares are held in the name of such nominee holders. Therefore, the Company believes that the purpose of Rule 14a-13(a)(3) has been satisfied notwithstanding the shortened notice period.

The Company also believes that given that the purpose of Rule 14a-13(a)(3) has been served, it is important to maintain the current record date in order to avoid confusing

Securities and Exchange Commission

November 21, 2007

shareholders, as a change in the record date would necessitate a delay in the Annual Meeting date in order to afford shareholders sufficient time to review the Company’s proxy materials. The Company will ensure that it complies with the rule in future years.

In addition, the Company will provide the following disclosure in its definitive proxy statement:

“The Company announced the record date and date of the Annual Meeting by notifying the New York Stock Exchange on November 6, 2007. Rule 14a-13(a)(3) under the Securities Exchange Act of 1934, as amended, requires that the Company give 20 business days’ advance notice of the record date to brokers, dealers, voting trustees, banks, associations and other entities that exercise fiduciary powers in nominee names or otherwise (collectively referred to as “Nominee Holders”). On November 6, 2007, MacKenzie Partners, Inc., the Company’s proxy solicitation agent, sent the notice and inquiry required by Rule 14a-13(a)(3), in compliance with the advance notice requirements of the New York Stock Exchange. Although the Company’s notice and inquiry was sent fewer than 20 business days prior to the record date, the Company has confirmed that by the record date, 100% of the Nominee Holders had been notified of the record date and the Annual Meeting date. The Company is fully committed to providing sufficient copies of the Company’s proxy solicitation materials to the Nominee Holders for distribution to all beneficial owners whose shares are held in the name of the Nominee Holders. Because the purpose of Rule 14a-13(a)(3) is to ensure that Nominee Holders are provided sufficient notice to permit timely distribution of proxy or other meeting materials to all beneficial owners of shares held through Nominee Holders, the Company believes that this purpose has been satisfied notwithstanding the shortened notice period.”

Please do not hesitate to call me at (713) 221-1122 if you have any questions or would like further information regarding any of the foregoing. Thank you for your consideration.

Very truly yours,

Bracewell & Giuliani LLP

/s/ William S. Anderson

William S. Anderson